Mail Room 4561

January 23, 2006

Clifford A. Clark
Chief Financial Officer and Secretary
Market Central, Inc.
6701 Carmel Road, Suite 205
Charlotte, NC 28226

> **Re: Market Central, Inc.**
> **Amendment No. 1 to Form SB-2/Form S-4**
> **Filed December 21, 2005**
> **File No. 333-129621**
>
> **Amendment No. 1 to Schedule TO**
> **Filed December 21, 2005**
> **File No. 5-52523**

Dear Mr. Clark:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The page numbers cited below refer to the marked courtesy copy of Amendment #1 to the SB-2/S-4 supplied by counsel. We will send out a separate letter to address your responses to prior comments 5, 6, 18, 19, 20, 21, 23, 25, 26 and 27 of our letter dated December 9, 2005, and to address any other issues that have not been raised here, including those relating to the sufficiency of the rescission offer.

FORM S-4

General

1.   Please note the updating requirements of Item 310(g) of Regulation S-B.

2. Please refer to prior comment 1 from our letter dated December 9, 2005. We note that your beneficial ownership table contains information as of December 13, 2005. However the note at the bottom of page 72 indicates that these calculations include common stock issuable in certain circumstances within sixty days from September 30, 2005. Please update your table to include all shares issuable pursuant to options or warrants each named beneficial owner has the right to acquire within 60 days of December 13th or the most recent practicable date.

3. We note your description and discussion of the purpose and effect of the rescission offer throughout the registration statement. However, as currently presented, your disclosure appears to contain a bias towards encouraging investors to accept the exchange offer while discouraging acceptance of the rescission offer. In order to have a bona fide rescission offer, you should revise your disclosure to provide a more balanced and unbiased description of the rescission offer. Some examples are, but not limited to:

- "The Rescission Offer is merely an offer to repurchase the Notes, the Warrants and the shares of our Common Stock issued upon the previous exercise of Warrants and conversion of Notes. No Note and Warrant Holder is required to accept our Rescission Offer. If you accept the Rescission Offer, you will not be able to participate in the exchange offer which is described elsewhere in this prospectus." See cover page and page 24 of the prospectus. We note that similar disclosure is not provided regarding the exchange offer. In addition to providing more balanced disclosure with respect to the exchange offer, please explain your use of the word "merely" in the quote above. Do you intend to also disclose that the exchange offer is "merely" an exchange of the Notes and Warrants for A and B Notes and A and B warrants?

- "If you do not accept the Rescission Offer, your Notes and Warrants, although freely tradable, will have a limited resale market, if at all." See page 18. This risk appears to apply equally to the A and B Notes and A and B Warrants being offered in the exchange offer.

- "If you accept neither the Rescission Offer nor the Exchange Offer, you will be able to convert your Notes into unrestricted shares of our Common Stock at any time prior to maturity of such Notes, but only at the less favorable conversion rate described above." See page 41. See also, on pages 41-42, "If you accept neither the Rescission Offer not the Exchange Offer, you will be able to exercise your Warrants for unrestricted shares of our Common Stock but only during the Offering Period and only at the less favorable exercise price described above."

- "Our intent is to exchange all outstanding Notes and Warrants." <u>See</u> page 59. Revise to indicate that it is also "your intent" to engage in a bona fide rescission offer.

While you state on page 59 that neither you nor your board is making a recommendation as to whether investors should accept either offer, this is not clear from your current disclosure. The quotes above are examples of passages in the prospectus that clearly contrast the rescission offer as a less attractive or somehow less beneficial option for investors than the exchange offer. We note that your disclosure regarding the repayment terms of the Notes are not characterized as being "more favorable" than those of the A or B Notes. Please revise your disclosure to provide a balanced description of each offering.

4.   Please refer to prior comment 7 from our letter dated December 9, 2005. Your disclosure throughout the prospectus (and in revised exhibits 4.8 and 4.13) states that the B Notes and B Warrants will be convertible/exercisable 12 months from the Exchange Expiration Date or such later date that you have filed a registration statement that has been declared effective by the Commission for the purpose of issuing registered shares upon conversion/exercise of the B Notes and B Warrants. Please disclose that, pursuant to the terms of the B Notes, the company has agreed to use its best efforts to (i) file a registration statement with the SEC and obtain such effectiveness not later 12 months from the Exchange Offer Expiration Date and (ii) maintain the effectiveness of such registration for so long as this Note is outstanding.

5.   We note your response to prior comment 10. Please tell us the current status of your discussions with the State of California. Please tell us whether these discussions encompassed the rescission offer and your lack of cash to fully fund the rescission offer, and the result of these discussions, if any.

<u>Cover page</u>

6.   Please refer to prior comment 12 from our letter dated December 9, 2005. Please limit your cover page to one page as required by Item 501(a) of Regulation S-B.

<u>Prospectus Summary, page 8</u>

7.   Because investors are being asked to make an investment decision as to whether or not to remain security holders with the company, you should fully disclose the implications of their decision. As such, please discuss in the beginning of the summary section on page 8 not only the business of the company, but also its financial situation and viability. Please disclose that the company has experienced net losses for the past several years, and that you have sufficient cash

available for approximately three to five months of operations only. Please provide quantitative as well as qualitative disclosure.

8.   Revise your summary descriptions of the rescission and exchange offerings to provide a brief description of the purpose for undertaking each offering.

9.   Under the subheading "Effect of Rejection or Failure to Accept the Rescission Offer" on page 10, please expand to disclose that the Notes and Warrants have a conversion period that has already commenced and will continue through May 31, 2007 and May 31, 2010, respectively. Please disclose that the A Notes and A Warrants have a conversion period that lasts only 150 days, or approximately 5 months, from the end of the Exchange Offer Expiration Date, and that the conversion period of the B Notes and B Warrants does not start until 12 months from the Exchange Offer Expiration Date or such later date that you have filed a registration statement that has been declared effective by the SEC for the purpose of issuing registered shares upon conversion of the B Notes or B Warrants, respectively. Disclose that purchasers who accept the Exchange Offer will be subject to an approximately 7-month time period, starting 5 months after the end of the Exchange Offer Expiration Date, during which they may not convert their notes and warrants, but that purchasers who retain their original Notes and Warrants will not be subject to this black-out period. Also disclose that the company has sufficient cash available for approximately three to five months of operations only, such that there is a risk that the company will not be operational when the B Notes and B Warrants become exercisable.

10.   Under the same subheading "Effect of Rejection or Failure to Accept the Rescission Offer" on page 10, please briefly discuss the effect on purchasers' ability to seek remedies under state and federal law if they reject the rescission offer. In your discussion, please address your inability to fully fund the rescission offer and how purchasers' remedies are affected by a rescission offer that is not fully funded.

Risk Factors, page 17

11.   We note your disclosure that "The following are some of the potential risks of an investment in our Common Stock…" Please revise to state, if true, that all material risks to investors, these offerings and your business are disclosed in the prospectus.

"We do not currently have sufficient cash on hand to fund the consummation of the Rescission Offer…," page 17

12.   Please tell us how this risk factor and subheading is articulating a risk to those purchasers who choose to accept the rescission offer. Clearly disclose what a purchaser would expect to receive in the event that holders of Notes and Warrants accept the rescission offer but you do not have sufficient cash to fund the accepted rescissions. We note, for example, your statement on page 28 that in the event you do not have sufficient funds, you may have to seek additional capital sources or not consummate some portion of the Rescission Offer acceptances.

13.   We note the statements in the second paragraph of this risk factor, starting with "We are at the point in the development…", through the end of the risk factor. It appears that these statements address uncertainties relating to the company's business and financial results going forward. Accordingly, it appears that these uncertainties would present more of a risk to those purchasers who choose to remain investors in the company, as compared to those purchasers who accept the rescission offer and are no longer invested in the company. As such, please move these statements to the subsection regarding risks related to the exchange offer, since the purchasers who accept the exchange offer will be affected by any future financial uncertainties of the company.

14.   You state that you are "at a point in the development of [y]our company that projecting the cash needed to fund operations cannot be done with any significant degree of reliability due primarily to the uncertainty of the timing and collection of revenues. Therefore, projecting the collection of revenues which will begin after November 2005 and establishing a specific time projection for funding operations from current cash balances and such revenues is not possible." Please explain this statement in better detail. Disclose the issues relating to timing and collection of revenues in the past and why this past history may not be helpful in projecting future cash flow. Describe any events that may have occurred that affect your ability to project the cash needed to fund operations. We note, for example, the transactions relating to the Find.com URL and Continental DataGraphics in November 2005. Consistent with the comment above, this discussion should be under the subsection regarding risks related to the exchange offer.

15.   In several places in the document, you state that "We believe a scenario without revenue or other capital resources in the near term is unlikely." Please provide a basis for this statement. To what "other capital resources" are you referring? Please state whether you have any written or oral plans, arrangements, or understanding to obtain additional capital resources and disclose the material terms of these transactions. If any of these plan or arrangements may involve the issuance of securities of the company, please quantify the securities that may be

issued. Again, this discussion should be under the subsection regarding risks related to the exchange offer.

16.   Please expand to describe the "expense conserving actions" that may be taken.

Rescission Offer

Questions and Answers About the Rescission Offer

Why are we making the Rescission Offer?, page 24

17.   Please refer to prior comment 17 from our letter dated December 9, 2005. We note the revisions to the prospectus in response to our prior comment. However, you have not addressed herein and throughout the prospectus, as appropriate, the specific sections of the federal securities laws that may have been violated. Please revise.

18.   You state that "We relied upon the exemption provided by Rule 506 of Regulation D to avoid the requirement to register the offer and sale of the Notes and Warrants under Section 5 of the Securities Act..." If you retain this statement, please revise to disclose that you *attempted* to rely on Rule 506, but it is the staff's position that you are unable to adequately demonstrate the availability of the private placement exemption upon which you relied for the offering of the Notes and Warrants.   Moreover, you should revise your disclosure to remove or revise any statements indicating that your "securities law compliance concerns" were solely the result of your compliance with other SEC disclosure obligations.

If I do accept the Rescission Offer, when will I receive my payment? page 27

19.   You state in answer to this question that payment will be received on or before the fifth business day after the Rescission Expiration Date. Please expand to disclose what you will do in the event you do not have sufficient cash to fund all remitted rescissions.

If I do not accept the Rescission Offer of the Exchange Offer, can I sell…?, page 27

20.   We note your disclosure regarding the tradability of the common stock issued upon exercise of the Warrants. As requested in our December 14, 2005 conference call with Jerry Baxter of Greenberg Traurig and Trevor Chaplick of Wilson Sonsini Goodrich & Rosati, please provide us with a detailed analysis as to why you believe you can issue freely tradable common stock underlying the Warrants for up to 150 days after the expiration of the offerings and then issue

"restricted" common stock after such a date, especially when the Warrants are exercisable by their terms <u>at all times</u>. Tell us your basis for your belief that a "registered security" can become a "restricted security." Tell us the exemption(s) you intend to rely upon for such issuances of "restricted securities." Finally, tell us the basis for your assertion that you can deregister the shares of common stock not issued upon exercise of the Warrants while you continue to have outstanding Warrants that are at that time immediately exercisable into such common stock. In this regard, note that we consider the sale of a security that is convertible or exercisable into common stock within 12 months to be a sale of both the convertible security and the underlying common stock.

21.   Additionally, tell us if the demand registration rights disclosed in your Schedule TO, filed on June 10, 2005, will continue to exist and to be honored for securityholders who elect not to participate the rescission or exchange offers. Please cite us to the specific location in the transaction documents where these demand registration rights were granted to the investors in the offering of the 6.4% Convertible Notes and Warrants, as we were unable to ascertain the details of such provisions.

<u>What remedies or rights do I have now that I will not have after….?, page 28</u>

22.   Please refer to prior comment 22 from our letter dated December 9, 2005. We note your response that the section has been revised as requested by our previous comment. However, you should revise this subheading to indicate that it is unclear what rights and remedies survive a rescission offer. You should also revise your disclosure on page 18 to provide disclosure similar to your disclosure here that the staff is of the opinion that under federal law an investor may still bring suit *regardless* of whether the rescission offer is accepted.

23.   Please refer to prior comment 24 from our letter dated December 9, 2005. Please provide us with a detailed legal analysis to support your statement that "the federal courts in the past have rules that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief."

<u>How will the Rescission Offer be funded?, page 28</u>

24.   Please refer to prior comment 25 from our letter dated December 9, 2005. In conjunction with our similar comment above, we continue to believe that greater more detailed disclosure on your ability to fund the rescission offer is needed. We note from your disclosure regarding liquidity and capital resources in your Form 10-QSB for the quarter ended November 31, 2005, that your cash declined more than $1 million during that quarter primarily as a result of operating losses. Revise to disclose the amount of the rescission offer that you will be able to fund

from your existing cash balances. Also disclose the current cash on hand and how long you will be able to fund operations with this amount, absent additional capital resources. In this regard, we note that your discussion of liquidity in both the prospectus and in your Form 10-QSB for the quarter ended November 31, 2005, assume cash provided by unexercised warrants will fund on-going operations. However, you should revise your disclosure here and in your liquidity discussion to indicate whether your current capital resources plus additional capital <u>contractually committed</u> to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus.

Purposes of the Exchange Offer; Certain Effects of the Exchange Offer, page 50

25.   Please refer to prior comment 36 from our letter dated December 9, 2005. We note your revisions to this section. However, it appears that all of the purposes discussed relate solely to the business purpose of the exchange offer as it relates to the A Notes and Warrants and does not specifically address the purpose of the offering of B Notes and Warrants. We note the third paragraph added on page 51 states "the Board provided a structure that would allow such holders [who elected to participate in the exchange offer to receive B Notes and not exercise any A Warrants] to participate in the equity ownership of Scientigo, but at less favorable conversion rates and exercise prices." Since B Notes will convert into the same number of common shares as the Notes and the B Warrants have the same exercise price as the original Warrants, the business purpose for offering both A Notes and Warrants and B Notes and Warrants is not clear. Please revise your disclosure to state the business purpose of also offering B Notes and B Warrants as part of this exchange offering.

Certain U.S. Federal Income Tax Considerations, page 61

26.   Please refer to prior comment 39 from our letter dated December 9, 2005. We note that the tax opinion filed as exhibit 8.1 opines only that "the original holder of an Old Note would not recognize any gain on an exchange of the Old Note for a New Note but instead, if the holder includes or has included in gross income any of the original discount that has accrued on the Old Note through the date of the exchange, would recognize a loss." Please revise your disclosure in "Tax Consequences of the Exchange Offer" to summarize the opinion provided by counsel. Such discussion should be clearly disclosed as being the opinion of your tax counsel. Also, it appears that the tax consequence of the exchange of old warrants for new warrants is material to investors. Please revise or advise.

27.   Finally, counsel should revise its opinion to consent to the discussion of the opinion in the prospectus.

Exhibit 5.1: Opinion of Greenberg Traurig

28.	Please revise to clarify the statement "upon proper acceptance of the rescission offer..." in subsection (b) of the third paragraph. Its meaning is unclear given that only investors who do <u>not</u> accept the rescission offer will retain Market Central securities.

29.	Please delete the statement indicating that the opinion may be relied upon only by Market Central, as investors are entitled to rely upon this opinion.

Exhibit 8.1: Tax Opinion

30.	Please file a signed copy of your tax opinion with the next amendment. We also note your disclaimer that this opinion speaks only as of the date thereof and that counsel has no obligation to update or supplement the prospectus. Please note that all opinions must be as of a date reasonably close to the date of effectiveness of the registration statement. Should there be a delay in the effectiveness of this registration statement, you will be required to update your opinions.

*	*	*	*	*

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any questions. In the alternative, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:	<u>Via Facsimile (678) 553-2431</u>
	Gerald L. Baxter, Esq.
	Greenberg Traurig, LLP
	Telephone: (678) 553-2430